Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

F-1

HOMESTOLIFE LTD AND SUBSIDIARIES

F-2

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	SGD	SGD	USD
ASSETS
Current assets:
Cash and cash equivalents	1,802,469	739,423	544,294
Accounts receivables	149,602	238,375	175,469
Inventories, net	889,907	1,109,782	816,917
Amounts due from related parties	505,716	-	-
Amount due from former shareholder	730,300	-	-
Deposit, prepayments and other receivables	909,738	1,319,319	971,159
Deferred offering cost	-	1,035,204	762,020
Income tax recoverable	-	26,765	19,702
Total current assets	4,987,732	4,468,868	3,289,561

Non-current assets:
Plant and equipment, net	297,587	359,509	264,637
Right-of-use assets, net	4,100,541	5,349,876	3,938,076
Total non-current assets	4,398,128	5,709,385	4,202,713

TOTAL ASSETS	9,385,860	10,178,253	7,492,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,310,787	471,648	347,184
Customer deposits	1,117,364	1,168,742	860,319
Accrued liabilities and other payables	285,756	239,298	176,149
Lease liabilities	1,632,192	1,835,793	1,351,338
Amount due to intermediate holding company	-	922,040	678,719
Total current liabilities	4,346,099	4,637,521	3,413,709

Long-term liabilities:
Other payables	125,083	125,083	92,074
Lease liabilities	2,809,102	3,931,024	2,893,650
Total long-term liabilities	2,934,185	4,056,107	2,985,724

TOTAL LIABILITIES	7,280,284	8,693,628	6,399,433

Commitments and contingencies	-	-	-

Shareholders’ equity:
Ordinary share, US$0.0001 par value, 100,000,000 shares authorized, 13,250,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024*	1,747	1,747	1,325
Additional paid-in capital	38,798,253	38,798,253	28,559,627
Accumulated other comprehensive loss	(4,666,758)	(4,673,072)	(3,439,916)
Accumulated losses	(32,027,666)	(32,642,303)	(24,028,195)
Total shareholders’ equity	2,105,576	1,484,625	1,092,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,385,860	10,178,253	7,492,274

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-3

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD
Revenues, net:
Revenue from third parties	3,333,058	2,707,929	1,993,323

Cost of goods sold	(1,038,404)	(918,812)	(676,343)

Gross profit	2,294,654	1,789,117	1,316,980

Operating expenses:
Sales and distribution expenses	(1,647,032)	(1,109,836)	(816,957)
General and administrative expenses	(577,938)	(1,370,574)	(1,008,888)
Total operating expenses	(2,224,970)	(2,480,410)	(1,825,845)

Income (loss) from operations	69,684	(691,293)	(508,865)

Other income:
Government subsidies	11,604	18,504	13,621
Sundry income	17,589	58,152	42,806
Total other income, net	29,193	76,656	56,427

Income (loss) before income taxes	98,877	(614,637)	(452,438)

Income tax expense	-	-	-

NET INCOME (LOSS)	98,877	(614,637)	(452,438)

Weighted average number of ordinary shares:
Basic and diluted *	13,250,000	13,250,000	13,250,000

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	0.01	(0.05)	(0.03)

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-4

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Accumulated other		Total
	No. of shares *	Amount	paid-in capital	comprehensive loss	Accumulated losses	shareholders’ equity
		SGD	SGD	SGD	SGD	SGD

Balance as of December 31, 2022	13,250,000	1,747	38,798,253	(4,666,758)	(32,346,579)	1,786,663

Net income for the period	-	-	-	-	98,877	98,877

Balance as of June 30, 2023	13,250,000	1,747	38,798,253	(4,666,758)	(32,247,702)	1,885,540

Balance as of December 31, 2023	13,250,000	1,747	38,798,253	(4,666,758)	(32,027,666)	2,105,576

Foreign currency translation adjustment	-	-	-	(6,314)	-	(6,314)
Net loss for the period	-	-	-	-	(614,637)	(614,637)

Balance as of June 30, 2024	13,250,000	1,747	38,798,253	(4,673,072)	(32,642,303)	1,484,625

Balance as of June 30, 2024 (USD)	13,250,000	1,325	28,559,627	(3,439,916)	(24,028,195)	1,092,841

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-5

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD
Cash flows from operating activities:
Net income (loss)	98,877	(614,637)	(452,438)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation of plant and equipment	19,323	78,565	57,832
Depreciation of right-of-use assets	681,577	900,356	662,757
Loss on disposal of plant and equipment	-	83	61
Loss on written off of inventories	5,568	25,345	18,657
Unrealized foreign exchange losses	-	65,040	47,876

Change in operating assets and liabilities:
Accounts receivables	24,163	(88,773)	(65,346)
Inventories	(35,666)	(245,220)	(180,508)
Deposit, prepayments, and other receivables	(260,450)	(474,621)	(349,371)
Accounts payable	179,167	(839,139)	(617,695)
Customer deposits	(682,060)	51,378	37,820
Accrued liabilities and other payables	39,683	(53,609)	(39,462)
Income tax recoverable	-	(26,765)	(19,702)
Net cash provided by (used in) operating activities	70,182	(1,221,997)	(899,519)

Cash flows from investing activity:
Purchase of plant and equipment	(153,280)	(140,570)	(103,474)
Net cash used in investing activity	(153,280)	(140,570)	(103,474)

Cash flows from financing activities:
Payments on offering costs	-	(1,035,204)	(762,020)
(Advance to) repayment from related parties	(90,879)	505,716	372,261
Repayment from former shareholder	-	730,300	537,578
Advance from intermediate holding company	-	922,040	678,719
Payments on lease liabilities	(626,611)	(823,331)	(606,059)
Net cash (used in) provided by financing activities	(717,490)	299,521	220,479

Net change in cash and cash equivalents	(800,588)	(1,063,046)	(782,514)

BEGINNING OF PERIOD	2,883,790	1,802,469	1,326,808

END OF PERIOD	2,083,202	739,423	544,294

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	-
Cash paid for interest	80,050	126,175	92,878

See accompanying notes to the unaudited condensed consolidated financial statements.

F-6

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW

HomesToLife Ltd (“HTLL” or the “HomesToLife Cayman”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

HomesToLife Cayman, through its subsidiaries, is principally engaged in the sale and distribution of leather upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftmanship, throughout a network of retail stores under the brand name of “HomesToLife” in Singapore.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Ownership

HomesToLife International Pte. Ltd (“HIPL”)	●	Singaporean company	100% owned by HTLL
	●	Incorporated on February 22, 2024
	●	Issued and outstanding 1 ordinary share for SGD1
	●	Investment holding

HomesToLife Pte. Ltd. (“HTL SG”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on September 28, 1989
	●	Issued and outstanding 38,800,000 ordinary shares for SGD38,800,000
	●	Sale and distribution of furniture

HomesToLife Cayman and its subsidiaries are hereinafter referred to as the Company.

Reorganization

Since April 2024, the Company completed several transactions for the purposes of a group reorganization (the “Reorganization”).

Prior to the Reorganization, HTL SG was held as to 100% by New Century International Homes Pte. Ltd, which is jointly controlled by Mr. Phua Yong Pin and Mr. Phua Yong Tat (“Phua Founders”). Upon completion of the Reorganization, Golden Hill Investments, which is controlled by Phua Founders, ultimately owned 75.6% of the Company and HTL SG became an indirect wholly-owned subsidiary of the Company.

During the periods presented in these unaudited condensed consolidated financial statements, the control of these entities has been demonstrated by Phua Founders, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Reorganization  of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

F-7

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024.

● Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

● Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for estimated credit losses, provision for obsolete inventories, revenue recognition, retirement plan cost, leases, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise with the impact of subsequent changes in such rates reflected in the income statement. The functional currency of a significant portion of our international operations is Singapore Dollar (“SGD” or “SG$”).

F-8

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Convenience Translation

Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income, and unaudited condensed consolidated statements of cash flows from SGD into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = SGD1.3585. No representation is made that the SGD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

● Accounts Receivables

Accounts receivables due from credit card processors, as the cash proceeds from accounts receivables are received within the next 3 working days, which are recorded at the gross billing amounts, net of the fee charges by credit card processors.

The Company reviews impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of credit card processors’ payment history and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for estimated credit losses after management has determined that the likelihood of collection is not probable.

As of December 31, 2023 and June 30, 2024, no allowances for estimated credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

● Inventories

Substantially all of the inventories are finished goods inventory of sofa, armchairs, recliners, accessories and other related products, which are stated at the lower of cost or net realizable value.

Cost of inventories is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the unaudited condensed consolidated statements of operations and comprehensive income. Inventory provision made by the Company for the six months ended June 30, 2023 and 2024 were SGD103,599 and SGD103,599 (US$76,260), respectively.

● Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet dates that are directly related to the initial public offering that the Company consummated on October 2, 2024 (the “Initial Public Offering”) and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

F-9

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Shorter of 3 years or the term of lease
Furniture and fittings	1-5 years
Computer equipment	3-5 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended June 30, 2023 and 2024.

● Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-10

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The major portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into sale contract with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

The Company mainly generates revenues from the sale of products. The product is invoiced, and the revenue is recognized upon shipment or once transfer of risk has passed to the customer, which is the point at which the Company has satisfied its performance obligation.

Payments received as deposits for the purchase orders made by the customers are recognized as customer deposits and included in liabilities on the balance sheet. Customer deposits are recognized as revenue when control over the ordered furniture is transferred to and accepted by the customer.

All revenues are reported net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 7 days upon the receipt of products by the customers.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the product categories, as follows:

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Retail sales, by products :
Sale of Leather and Fabric Upholstered Furniture	2,867,202	2,385,951	1,756,313
Sale of Case Goods and Accessories	465,856	321,978	237,010

Revenues, net	3,333,058	2,707,929	1,993,323

F-11

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Cost of Goods Sold

Cost of goods sold primarily consists of purchase costs of merchandizes from the vendors, the shipping and fulfilment costs incurred during the delivery to the customers.

● Shipping and Handling Costs

Shipping costs incurred to deliver the products from the warehouse to the customers are included in cost of revenue in the unaudited condensed consolidated statements of operations and totaled SGD75,292 and SGD50,475 (US$37,155) for the six months ended June 30, 2023 and 2024, respectively.

● Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews the combined results when making decisions about allocating resources and assessing performance of the Company, thus for the six months ended June 30, 2023 and 2024, the Company has one single business segment operating in Singapore.

● Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

● Warranty Liabilities

The Company offers a product warranty to its customers, generally ten (10) years, from the date of shipment accepted by the customers, in accordance with applicable law or industry standard, which is limited to the original equipment manufacturers’ warranties on the defective or non-conforming products. Historically, the Company has experienced a low rate of payments on product claims. Warranty expense was immaterial for the six months ended June 30, 2023 and 2024.

F-12

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Net Income (Loss) Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of unaudited condensed consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-13

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

F-14

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842) – Common-Control Arrangements. This guidance amends the accounting for leasehold improvements in common-control arrangements by requiring a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements’ useful life to the common-control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its unaudited condensed consolidated financial statements, but does not expect the impact to be material.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － INVENTORIES, NET

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	SGD	SGD	USD

Goods for retail sales	993,506	1,213,381	893,177
Less: reserve for obsolete inventories	(103,599)	(103,599)	(76,260)
	889,907	1,109,782	816,917

For the six months ended June 30, 2023 and 2024, no obsolete inventories or lower of cost or market adjustment was recognized.

NOTE 4 － PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	SGD	SGD	USD
As cost:
Leasehold improvements	1,657,643	1,259,919	927,433
Office equipment	76,536	77,975	57,398
Computer equipment	273,657	52,843	38,898
	2,007,836	1,390,737	1,023,729
Less: accumulated depreciation	(1,710,249)	(1,031,228)	(759,092)
Plant and equipment, net	297,587	359,509	264,637

Depreciation expense for the six months ended June 30, 2023 and 2024 were SGD19,323 and SGD78,565 (US$57,832), respectively.

F-15

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices, retail stores and warehouse in Singapore. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	SGD	SGD	USD
Operating lease:
Right-of-use assets, net	4,100,541	5,349,876	3,938,076

Lease liabilities:
Current lease liabilities	1,632,192	1,835,793	1,351,338
Non-current lease liabilities	2,809,102	3,931,024	2,893,650
Total lease liabilities	4,441,294	5,766,817	4,244,988

Operating lease expense for the six months ended June 30, 2023 and 2024 was SGD706,659 and SGD949,506 (US$698,937), respectively.

Other supplemental information about the Company’s operating leases:

	December 31, 2023	June 30, 2024
Weighted average discount rate	3.96-6.56%	3.96-5.25%
Weighted average remaining lease term (years)	0.59-4.67 years	0.09-4.29 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next five years:

For the year ending December 31,	SGD	USD
2024 (six months)	1,010,149	743,577
2025	2,160,034	1,590,014
2026	1,590,990	1,171,138
2027	1,360,142	1,001,209
2028	160,331	118,019
Total minimum lease payments	6,281,646	4,623,957
Less: imputed interest	(514,829)	(378,969)
Future minimum lease payments	5,766,817	4,244,988

NOTE 6 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Island on February 16, 2024, and was authorized to issue one class of ordinary share. As of June 30, 2024, to the Company was authorized to issue 100,000,000 ordinary shares, US$0.0001 par value per share, and had 13,250,000 ordinary share issued and outstanding, presented on a retroactive basis.

F-16

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 － NET INCOME (LOSS) PER SHARE

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD
Numerator:
Net income (loss) attributable to the Company’s shareholders	98,877	(614,637)	(452,438)

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	13,250,000	13,250,000	13,250,000

Net income (loss) per share
Basic and diluted	0.01	(0.05)	(0.03)

*	The shares amounts are presented on a retroactive basis.

NOTE 8 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Current income tax	-	-	-
Deferred income tax	-	-	-

Income tax expense	-	-	-

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

HIPL and HTL SG are operating in Singapore and are subject to the corporate income tax under Singapore tax regime at the rate of 17%, based on its chargeable income. In addition, 75% of up to the first SGD10,000, and 50% of up to the next SGD190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax.

F-17

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of income tax rate to the effective income tax rate based on income (loss) before income tax expense for the six months ended June 30, 2023 and 2024 are as follows:

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Income (loss) before income taxes	98,877	(614,637)	(452,438)
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	16,809	(104,488)	(76,914)
Income not subject to taxes	(1,973)	(3,146)	(2,316)
Expenses not subject to tax deduction	119,560	167,753	123,484
Temporary difference not subject to taxes	(5,888)	(7,622)	(5,611)
Utilization of deferred tax asset previously not recognized	(106,523)	(52,497)	(38,643)
Utilization of tax losses previously not recognized	(21,985)	-	-
Income tax expense	-	-	-

As at June 30, 2024, the operation in the Singapore incurred SGD8,738,622 (US$6,432,552) of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating losses carryforward have no expiration under Singapore tax regime.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

NOTE 9 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties are summarized, as follows:

Name of related party	Relationship with the Company
Golden Hill Capital Pte. Ltd.	Intermediate holding company of the Company, which is controlled by two controlling shareholders
Golden Hill Capital Ltd	Immediate holding company of the Company, which is controlled by two controlling shareholders
New Century International Homes Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Manufacturing Pte Ltd.	Entity controlled by two controlling shareholders
HTL Marketing Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two controlling shareholders
New Century Sofa India Private Limited	Entity controlled by two controlling shareholders
New Century Trading (India) Private Limited	Entity controlled by two controlling shareholders

Related party balances consisted of the following:

			As of
			December 31,	June 30,	June 30,
			2023	2024	2024
Name	Nature		SGD	SGD	USD

HTL Marketing Pte. Ltd.	Amount due from a related party	(a)	505,424	-	-
New Century Trading (India) Private Limited	Amount due from a related party	(a)	292	-	-
New Century International Homes Pte. Ltd.	Amount due from former holding company	(b)	730,300	-	-
Golden Hill Capital Pte. Ltd.	Amount due to intermediate holding company	(c)	-	922,040	678,719

(a)	As of December 31, 2023 and June 30, 2024, the balances represented the temporary advances made by the Company for non-trade purpose, which are unsecured, interest-free and due on demand. Subsequently, in March 2024, these temporary advances were fully repaid.

F-18

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	As of December 31, 2023 and June 30, 2024, the balance due from New Century International Homes Pte. Ltd. represented the temporary advances by the Company for non-trade purpose. The amount is unsecured, interest-free and due on demand. Subsequently, in March 2024, these temporary advances were fully repaid by New Century International Homes Pte. Ltd., the former shareholder.

(c)	As of December 31, 2023 and June 30, 2024, the balance due to Golden Hill Capital Pte. Ltd., intermediate holding company, represented the temporary advances made to the Company for non-trade purpose. The amount is unsecured, interest-free and repayable on demand.

In the ordinary course of business, during the six months ended June 30, 2023 and 2024, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

		Six Months ended June 30,
		2023	2024	2024
Name	Nature	SGD	SGD	USD

HTL Marketing Pte. Ltd.	Purchase of goods	1,120,613	677,629	498,807
New Century Sofa India Private Limited	Purchase of goods	-	22,704	16,713

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 10 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2023 and 2024, there was no single customer who accounted for 10% or more of the Company’s revenues.

All of the Company’s customers are located in Singapore.

(b)	Major vendors

For the six months ended June 30, 2023 and 2024, the vendors who accounted for 10% or more of the Company’s cost of good sold and its outstanding payable balances at period-end dates, are presented as follows:

	Six Months ended June 30, 2023		As of June 30, 2023
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	SGD		SGD
HTL Marketing Pte. Ltd. (related party)	976,960	94%	1,077,564

F-19

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended June 30, 2024			As of June 30, 2024
Vendor	Cost of goods sold		Percentage of cost of goods sold	Accounts payable
	SGD	USD		SGD	USD
HTL Marketing Pte. Ltd. (related party)	750,340	552,330	82%	225,290	165,837

Most of vendors are located in Singapore.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Singapore, the composition and maturities of which are regularly monitored by the management. The Singapore Deposit Protection Board pays compensation up to a limit of SGD500,000 (US$368,053) if the bank in Singapore with which an individual/a company hold its eligible deposit fails.

As of June 30, 2024, cash and cash equivalents of SGD0.7 million (US$0.5 million) was maintained at financial institutions in Singapore, of which approximately SGD0.5 million (US$0.4 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SGD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 11－ COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2024, the Company did not have any significant commitments and contingencies involved.

NOTE 12－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were available to be issued. Based upon the evaluation, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement except for those have been disclosed elsewhere in the Notes to the financial statements.

On September 30, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with US Tiger Securities, Inc., as underwriter named thereof, in connection with its Initial Public Offering. The Company’s Registration Statement on Form F-1 (File No. 333-281693) for the Initial Public Offering, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2024 (as amended, the “Registration Statement”) was declared effective by the SEC on September 30, 2024.

On October 2, 2024, the Company consummated its Initial Public Offering of an aggregate of 1,437,500 ordinary shares at a price of $4.00 per share to the public, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for a total of $5.75 million of gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses. The shares began trading on the NASDAQ Stock Market LLC under the symbol “HTLM” on October 1, 2024.

On October 28, 2024, the Company formed a new subsidiary namely HTL Far East Pte Ltd in Singapore, to develop the trading business.

F-20